Cooper Greyson LLC

Profit and Loss

January 1 - June 19, 2023

	TOTAL
Income	
Services	19,508.00
Total Income	**$19,508.00**
GROSS PROFIT	**$19,508.00**
Expenses	
Advertising & marketing	1,725.00
General business expenses	28.91
Insurance	0.00
Business insurance	35.00
Total Insurance	**35.00**
Supplies	0.00
Supplies & materials	9,144.50
Total Supplies	**9,144.50**
Total Expenses	**$10,933.41**
NET OPERATING INCOME	**$8,574.59**
NET INCOME	**$8,574.59**

<h1 style="text-align:center">Cooper Greyson LLC</h1>

Balance Sheet

As of June 19, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	8,574.59
Total Bank Accounts	**$8,574.59**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Total Current Assets	**$8,574.59**
TOTAL ASSETS	**$8,574.59**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Retained Earnings	0.00
Net Income	8,574.59
Total Equity	**$8,574.59**
TOTAL LIABILITIES AND EQUITY	**$8,574.59**

Cooper Greyson LLC

Statement of Cash Flows

January 1 - June 22, 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	5,758.91
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**0.00**
Net cash provided by operating activities	**$5,758.91**
NET CASH INCREASE FOR PERIOD	**$5,758.91**
Cash at beginning of period	2,532.56
CASH AT END OF PERIOD	**$8,291.47**